September 25, 2013

VIA Edgar and U.S. Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0306

Attn: Mr. Kevin L. Vaughn and Mr. Jay Webb

Re:	Measurement Specialties, Inc. (the “Company,” “MEAS,” “we,” or “our”)
Form 10-K for the fiscal year ended March 31, 2013
Form 8-K Dated June 5, 2013 File No.: 001-11906

Ladies and Gentlemen:

This letter responds to the Commission’s letter to the Company, dated September 12, 2013 (the “SEC Letter”), regarding the Company’s Form 10-K for the fiscal year ended March 31, 2013 and Form 8-K dated June 5, 2013. Set forth below is the text of each of the comments contained in the SEC Letter and the Company’s responses thereto. The headings below correspond to the headings in the SEC Letter.

Form 10-K for the Year Ended March 31, 2013

Item 7. Management's Discussion and Analysis, page 26

1.	We note from your press release dated April 17, 2013 concerning the acquisition of Spectrum Sensors and Controls from API Technologies that you plan to transfer production for certain thermal and position products from an API-shared facility in Juarez, Mexico to two facilities in China within nine months of closing. We further note the remarks of your chief executive officer during the conference call held on June 6, 2013 indicating that you may be subject to a penalty if the nine-month target for moving the production is not met. With a view toward disclosure, please describe the terms of your agreement relating to this transfer of production, and quantify the penalty to which you may be subject. Please also provide us with the omitted exhibits to the agreement with API that was filed with your Form 8-K pursuant to Item 2.01 on April 17, 2013.

September 25, 2013

Response:

Pursuant to a transition services agreement (the “TSA”) between API and the Company in connection with the Company’s acquisition of Spectrum Sensors and Controls, API agreed to provide the Company with certain corporate and manufacturing services related to the business acquired from API for a period of 9 months (the “Initial Term”). The TSA permits the Company to extend the TSA term for up to 9 additional one-month periods (“Renewal Terms”), or a total term of up to 18 months (as extended by the Company, the “Term”).

During the Initial Term, API provides the corporate services to the Company at no charge. If the Company elects to extend the term of the TSA as to corporate services, the Company is obligated to pay API $15,000 per month for corporate services during the first three Renewal Terms, if any, and $25,000 per month for corporate services during the next six Renewal Terms, if any.

During the first six months of the Term, API provides manufacturing services for a combination of a fixed monthly charge and a percentage of revenue earned on products produced by API pursuant to the TSA. After the first six months of the Term, the Company is no longer obligated to pay a fixed monthly charge for manufacturing services, but is obligated to pay a percentage of revenue earned on products produced by API pursuant to the TSA, if any, which percentage of revenue is higher than the applicable percentage of revenue during the first six months of the Term. As a result, if the Company is not able to transfer manufacturing within six months, the Company is subject to additional costs. Based on the Company’s typical monthly production of the products currently manufactured by API pursuant to the TSA, we estimate the additional cost for manufacturing under the TSA after the first six months to be approximately $26,000 per month.

The Company does not consider the amounts of additional costs for corporate services and manufacturing to be of a magnitude to warrant further disclosure in future filings.

The omitted exhibits to the agreement with API that was filed with our Form 8-K pursuant to Item 2.01 on April 17, 2013 are being provided to you supplementally.

Item 1.Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 3. Inventories, page F-14

2.	We see this Note discloses you have inventory reserve balances. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14.

Response:

We confirm the Company’s inventory policies comply with ASC 330-10-35-14. The Company will revise its disclosures in future filings concerning inventory that has been written down below cost at the close of a fiscal year and include a statement that such reduced amount is the new cost basis for subsequent accounting.

September 25, 2013

Note 10. Income Taxes, page F-25

3.	We are unable to readily agree the gross current and long-term net deferred tax assets and liabilities in your balance sheets at pages F-3 and F-4 to the equivalent amounts in this Note. Please provide us with a reconciliation of the gross current and long-term deferred tax asset and liability amounts at each balance sheet date to the amounts in this Note. Revise the Note in future filings to provide enough information for a user of your financial statements to easily cross-reference tax assets and liabilities presented in our balance sheet to the equivalent amounts in the notes to our financial statements.

Response:

As disclosed in the Note for Income Taxes on page F-28, the consolidated balance sheets present the net current and non-current tax assets and liabilities for each taxing jurisdiction in accordance with ASC 740-10-45-4 through 7. The amounts in this Note are prior to the netting of current and non-current deferred tax items and, in the Company’s view, represent the disclosures required by ASC 740-10-50-2 and ASC 740-10-50-6. We have provided a schedule in Attachment I to this letter reconciling the gross current and non-current deferred tax asset and liability amounts at each balance sheet date to the amounts in the Note for Income Taxes on page F-28. The Company will revise this Note in future filings to provide enough information for a user of our financial statements to easily cross-reference tax assets and liabilities presented in our balance sheets to the equivalent amounts in this Note.

4.	We note from page F-26 that you consider undistributed earnings of most of your subsidiaries to be indefinitely reinvested and that you are unable to estimate the amount of any additional taxes which may be payable on the undistributed earnings. Please tell us and revise future filings to disclose the amount of undistributed earnings related to your foreign subsidiaries that you have earned as of March 31, 2013 that you consider to be indefinitely reinvested. Refer to the guidance in FASB ASC paragraph 740-30.

Response:

The amount of undistributed earnings related to our foreign subsidiaries that we have earned which we consider to be indefinitely reinvested totaled approximately $144.9 million at March 31, 2013. The Company will revise future filings, in accordance with ASC 740-30, to disclose the amount of undistributed earnings related to our foreign subsidiaries that we have earned and that we consider to be indefinitely reinvested.

September 25, 2013

5.	We note that your March 31, 2013 balance sheet presents cash and cash equivalents of $36 million. We also note disclosure at page 48 of the amount of your March 31, 2013 cash balances held in China and Europe. Please revise your liquidity discussion in Management's Discussion and Analysis in future filings, to the extent that you believe material, to disclose the amount of cash and cash equivalents as well as liquid investments held by any other foreign subsidiaries, including material cash amounts held in specific European countries, at March 31, 2013 and quantify the amount that would not be available for use in the United States without incurring U.S taxes. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policies of permanently reinvesting earnings outside the United States that are reasonably likely to have a material effect on the business as a whole or that may be relevant to our financial flexibility. Refer to Item 303(a)(1) of Regulation S-K.

Response:

The Company will revise future filings to disclose, to the extent we believe material, the amount of cash and cash equivalents and liquid investments, if any, held by any foreign subsidiaries, including material cash amounts held in specific European countries. The Company will also quantify the amount that would not be available for use in the United States without incurring U.S taxes and discuss any known trends, demands or uncertainties resulting from the Company’s policy of permanently reinvesting earnings outside the United States that are reasonably likely to have a material effect on the business as a whole or that may be relevant to our financial flexibility.

Item 11. Executive Compensation, page 55

6.	We note the disclosure on page 50 of your proxy statement, which you have incorporated by reference to your Form 10-K, under the heading "Long-Term Incentive Compensation" that the compensation committee considered various factors in determining the size of each restricted stock unit grant awarded to each named executive officer. In your response and in future filings, please analyze how these factors impacted the committee's specific compensation decisions with respect to each named executive officer. Refer to Regulation S-K Item 402(b)(2)(vii). In this regard, we note that the RSU awards granted to each named executive officer in fiscal 2013 increased significantly from the award granted in fiscal 2012 and in each case represented a multiple of the RSU grant from the prior year. Your proposed disclosure should clearly explain the reasons for these changes.

Response:

The Compensation Committee exercises its judgment and discretion after it has (1) reviewed peer company practices in consultation with its compensation consultant Compensation Consulting Consortium, LLC (“3C Consulting”), (2) evaluated the recommendations of our Chief Executive Officer and (3) evaluated our corporate performance. The Compensation Committee aims to provide total target compensation for our named executive officers that approximates the 65th percentile compared to total target compensation for similarly positions executives at companies in our industry and of similar size based on data from published surveys. In May 2013, 3C Consulting completed a second successive annual market compensation analysis of total compensation for our named executive officers as compared to a peer group of companies. Based on the May 2013 analysis, the Compensation Committee concluded that the total compensation of the Company’s named executive officers had been below the average total compensation of the Company’s peer group for several years, notwithstanding the positive performance of the Company and its stock price over the same period.

September 25, 2013

In June 2013, the Compensation Committee approved awards of restricted stock units to named executive officers to provide such named executive officers the opportunity for additional stock compensation in recognition of such positive performance of the Company and its stock price and as an important retention tool in light of actual compensation levels in recent years in comparison to the Company’s executive compensation peer group. The Compensation Committee’s decisions as to differences in such grants between each named executive officer generally related to the Compensation Committee’s evaluation of the degree to which each such executive officer’s compensation level in recent years fell short of target compensation levels based on the compensation of corresponding executive officers in the Company’s executive compensation peer group. The Performance-based Awards also are intended to link a portion of each executive’s equity compensation to the continued achievement of operating cash flow performance, a criterion the Compensation Committee believes has a strong potential to impact longer-term shareholder value creation.

The Company will analyze in future filings how these factors impacted the Committee’s specific compensation decisions with respect to each named executive officer.

Form 8-K Dated June 5, 2013

7.	We note that you present forward looking non-GAAP financial measures such as Adjusted EBITDA margin for fiscal 2014. Please revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Item 100(a)(2) of Regulation G.

Response:

The Company will revise future filings to include, to the extent available without unreasonable efforts, the reconciliations required by Item 100(a)(2) of Regulation G. If a reconciliation is not available without unreasonable efforts, the Company will revise future filings to include a statement to that effect.

* * * * *

In connection with the Company’s responses above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

September 25, 2013

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (757) 766-4224.

Sincerely,

Mark Thomson

Chief Financial Officer

CC:	Mr. Glenn Nunziata, Ernst & Young LLP
Mr. Jason Harmon, DLA Piper LLP (US)

September 25, 2013

Attachment I

Measurement Specialties, Inc.

Reconciliation of Balance Sheet Amounts to Amounts in Income Tax Note for Current and Non-Current Deferred Tax Assets & Liabilities

(Amounts in thousands)

	Gross Amounts		Net Amounts
	Prior to Netting	Classification	After Netting
March 31, 2013:	Per Income Tax Note	Adjustments	Per Balance Sheet

Current deferred income tax assets	$1,987	$(68)	$1,919

Non-current deferred income tax assets	11,382	(7,601)	3,781

Current deferred income tax liabilities	(331)	68	(263)

Non-current deferred income tax liabilities	(18,868)	7,601	(11,267)
Net deferred tax liabilities	$(5,830)	$-	$(5,830)

	Gross Amounts		Net Amounts
	Prior to Netting	Classification	After Netting
March 31, 2012:	Per Notes	Adjustments	Per Balance Sheet

Current deferred income tax assets	$1,989	$(363)	$1,626

Non-current deferred income tax assets	13,129	(9,516)	3,613

Current deferred income tax liabilities	(438)	63	(375)

Non-current deferred income tax liabilities	(20,000)	9,816	(10,184)
Net deferred tax liabilities	$(5,320)	$-	$(5,320)

NOTE: The above adjustments represent reclassifications to adjust gross current and non-current deferred tax assets and liabilities to net deferred tax assets and liabilities by taxing jurisdiction as a single amount. Adjustments relate to temporary differences caused by, among other things, stock options, intangible asset amortization and net operating loss carryforwards.